SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              PARAGON SHIPPING INC.

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               (Exact name of Issuer as specified in its chapter)

Republic of the Marshall Islands                                  n/a

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(State of incorporation                                     (IRS Employer
or organization)                                            Identification No.)

15 Karamanli Ave.
166 73  Voula,
Greece

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(Address of principal                                       (Zip Code)
executive offices)

          If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A.(c) please check the following box. |X|

          If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. |_|

        Securities to be registered pursuant to Section 12(b) of the Act:
                         Preferred Stock Purchase Rights

        Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

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                                (Title of Class)

Exhibits 3.1, 3.2 and 4.1 of the registrant's registration statement on Form F-1, filed on July 19, 2007 (file No. 333-144687) are incorporated herein by reference.

Item 1.   Description of Registrants Securities to be Registered

          1. Paragon Shipping Inc. (the "Company") has entered into a stockholder rights agreement and declared a dividend of one preferred share purchase right, or a Right, to purchase one one-thousandth of the Company's Series A Participating Preferred Stock for each outstanding share of the Company's common stock, par value $0.001 per share ("Common Shares"). The dividend is payable on February 1, 2008 to our stockholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Series A Participating Preferred Stock at an exercise price of $75, subject to adjustment.

          The following summary of the principal terms of the stockholder rights agreement is a general description only, and is subject to the specific terms and conditions set forth in the Stockholder Rights Agreement between the Company and Computershare Trust Company, N.A., as Rights Agent, attached as Exhibit 4.1 to this Registration Statement and incorporated herein by reference.

          Rights Evidenced by Common Share Certificates
          ---------------------------------------------

          The Rights will not be exercisable until the Distribution Date (defined below). We will not send Certificates for the Rights ("Rights Certificates") to stockholders and the Rights will attach to and trade only together with the Common Shares. Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender or transfer of any certificates for Common Shares, outstanding as of the Record Date, even without notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

          Distribution Date
          -----------------

          The Rights will be separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon the earlier of (a) the tenth day (or such later date as may be determined by the Company's Board of Directors) after a person or group of affiliated or associated persons ("Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares then outstanding, or (b) the tenth business day (or such later date as may be determined by the Company's Board of Directors) after a person or group announces a tender or exchange offer, the consummation of which would result in ownership by a person or group of 15% or more of the Company's then outstanding Common Shares. The earlier of these dates is referred to as the "Distribution Date." Persons who are beneficial owners of 15% or more of the Common Shares outstanding on the effective date of the rights agreement are excluded from the definition of "Acquiring Person" until such time as they acquire additional shares of stock in an amount equal to 5% of the Common Shares, and therefore until such time, these stockholders will not be deemed to be Acquiring Persons.

          Issuance of Rights Certificates; Expiration of Rights
          -----------------------------------------------------

          As soon as practicable following the Distribution Date, a Rights Certificate will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificate alone will evidence the Rights from and after the Distribution Date. The Rights will expire on the earliest of (i) February 1, 2018, (the "Final Expiration Date"), or (ii) redemption or exchange of the Rights as described below.

          Initial Exercise of the Rights
          ------------------------------

          Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of the Purchase Price, one one-thousandth of a share of the Series A Participating Preferred Stock. In the event that the Company does not have sufficient Series A Participating Preferred Stock available for all Rights to be exercised, or the board of directors decides that such action is necessary and not contrary to the interests of Rights holders, the Company may instead substitute cash, assets or other securities for the Series A Participating Preferred Stock for which the Rights would have been exercisable under this provision or as described below.

          Right to Buy Company Common Shares
          ----------------------------------

          Unless the Rights are earlier redeemed, in the event that an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares, then each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, Common Shares having a value equal to two times the Purchase Price. Rights are not exercisable following the occurrence of an event as described above until such time as the Rights are no longer redeemable by the Company as set forth below.

          Right to Buy Acquiring Company Shares
          -------------------------------------

          Similarly, unless the Rights are earlier redeemed, in the event that, after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares, (i) the Company is acquired in a merger or other business combination transaction, or (ii) 50% or more of the Company's consolidated assets or earning power are sold, proper provision must be made so that each holder of a Right which has not theretofore been exercised (other than Rights beneficially owned by the Acquiring Person, which will thereafter be void) will thereafter have the right to receive, upon exercise, shares of common stock of the acquiring company having a value equal to two times the Purchase Price.

          Exchange Provision
          ------------------

          At any time after an Acquiring Person obtains 15% or more of the Company's then outstanding Common Shares and prior to the acquisition by such Acquiring Person of 50% or more of the Company's outstanding Common Shares, the board of directors of the Company may exchange the Rights (other than Rights beneficially owned by the Acquiring Person, which shall be void), in whole or in part, at an exchange ratio of one Common Share per Right.

          Redemption
          ----------

          At any time on or prior to the close of business on the earlier of (i) the tenth day following the public announcement that an Acquiring Person has attained 15% or more of the Company's then outstanding Common Shares (or such later date as may be determined by action of the Company's Board of Directors and publicly announced by the Company), or (ii) the Final Expiration Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right.

          Adjustments to Prevent Dilution
          -------------------------------

          The Purchase Price payable, the number of Rights, and the number of Series A Participating Preferred Stock shares or Common Shares or other securities or property issuable upon exercise of the Rights are subject to adjustment from time to time in connection with the dilutive issuances by the Company as set forth in the Rights Agreement. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

          Cash Paid Instead of Issuing Fractional Shares
          ----------------------------------------------

          No fractional Common Shares will be issued upon exercise of a Right and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Shares on the last trading date prior to the date of exercise.

          No Shareholders' Rights Prior to Exercise
          -----------------------------------------

          Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company (other than any rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

          Amendment of Rights Agreement
          -----------------------------

          The terms of the Rights and the Rights Agreement may be amended in any respect without the consent of the Rights holders on or prior to the Distribution Date; thereafter, the terms of the Rights and the Rights Agreement may be amended without the consent of the Rights holders in order to cure any ambiguities or to make changes which do not adversely affect the interests of Rights holders (other than the Acquiring Person).

          Rights and Preferences of the Series A Participating Preferred Stock
          --------------------------------------------------------------------

          Each one one-thousandth of a share of Series A Participating Preferred Stock has rights and preferences substantially equivalent to those of one Common Share.

          Certain Anti-Takeover Effects
          -----------------------------

          The Rights approved by the board of directors are designed to protect and maximize the value of the Company's securities in the event of an unsolicited attempt by an acquirer to take over the Company in a manner or on terms not approved by the board of directors. Takeover attempts may include coercive tactics, which deprive the Company's board of directors and its shareholders of a meaningful chance to determine the Company's future. The Rights have been declared by the board of directors in order to deter such tactics, as they unfairly pressure shareholders and may deprive them of the full value of their shares.

          The Rights will not prevent a takeover of the Company. Subject to the restrictions described above, the Rights may be redeemed by the Company at $0.001 per Right at any time prior to the Distribution Date, and therefore, should not interfere with any merger or business combination approved by the board of directors.

Item 2.   Exhibits                Description
          --------                -----------

          4.1         Stockholder Rights Agreement dated as
                      of January 4, 2008, between Paragon
                      Shipping Inc. and Computershare Trust
                      Company, N.A., as Rights Agent, which
                      includes as Exhibit A the Form of
                      Certificate of Designation of Series A
                      Participating Preferred Stock, as
                      Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights

                                    SIGNATURE

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: January 4, 2008                PARAGON SHIPPING INC.


                                      By: /s/ Michael Bodouroglou
                                      ---------------------------
                                      Name:  Michael Bodouroglou
                                      Title: Chief Executive Officer

SK 25744 0001 843094